

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Sheri L. Savage
Chief Financial Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, CA 94545

> **Re: Ultra Clean Holdings, Inc.**
> **Form 10-K for they Year Ended December 31, 2019**
> **Filed March 11, 2020**
> **File No. 000-50646**

Dear Ms. Savage:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    K. Uhrinova